Exhibit 99.1

Lion Announces Mining Equipment Purchase and Maintenance Agreement

Hong Kong, April 19, 2021 /PRNewswire/ -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), operator of an all-in-one trading platform that offers a wide spectrum of products and services with a focus on Chinese investors, today announced that its subsidiary Lion Wealth Limited (the “Buyer” or “Lion Wealth”), a wholly-owned subsidiary of Lion, entered into an antminer transfer and maintenance agreement (the “Agreement”) with Shanghai Minebaba Network Technology Co., Ltd. (the “Maintenance Party”) and its affiliate (the “Seller”), to acquire 5,000 brand new units of Bitmain Antminers S9 Hydro (the "Equipment") in a single transaction. The Equipment will be deployed in Sichuan, China and used for Bitcoin mining.

Mr. Chunning (Wilson) Wang, Chief Executive Officer of Lion, commented: “Crypto markets have observed four major price cycles since 2010, which typically last durations ranging for several years. Lion has decided to bring in this technology to capture this trend and meet our customers’ ongoing demands to trade and invest in crypto assets. Following the acquisition of Lion FinTech Group earlier this month, this new movement marks another steady step to expand our business into the crypto asset market. We believe that cryptocurrency will become a major asset to our customers and drive long-term value.”

Under the terms of the Agreement, ownership of the Equipment will be transferred from the Seller to the Buyer for a total price of about RMB17 million (about $2.6 million). The Equipment is expected to contribute revenue (net of electricity cost) of RMB 30 million (about $4.6 million) in 2021, based on 90PH/S of hashing power generated, estimated power consumption and current Bitcoin price.

The deal is expected to close by May 2021, upon onsite inspection and acceptance and payment. After the transaction is completed, the Maintenance Party will continue to handle its operations. Utilizing the trading license held by Lion FinTech Group in Dubai, Lion intends the Bitcoins awarded through its mining activities for serving its customers’ needs in investing and trading crypto assets. Lion expects the lifetime of the Equipment to be approximately three years.

About Lion

Lion Group Holding Ltd. (NASDAQ: LGHL) operates an all-in-one trading platform that offers a wide spectrum of products and services with a focus on Chinese investors. Through its state-of-the-art technology, Lion offers contract-for-difference (CFD) trading, insurance brokerage, futures brokerage, and securities brokerage on its platform, which can be accessed through applications available on the iOS, Android, Windows, and macOS systems. Lion’s customers are well-educated and affluent Chinese individual investors residing both inside and outside the PRC as well as institutional clients in Hong Kong. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Lion’s expectations with respect to future performance and anticipated financial impacts of the Business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Lion and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to maintain the listing of the post-acquisition company’s ADSs on NASDAQ following the business combination; (2) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (3) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (4) costs related to the business combination; (5) changes in applicable laws or regulations; (6) the possibility that Lion may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties to be identified in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (“SEC”) made by Lion. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Contacts

Lion Group Holding
Tel: +852 2820 9011
Email: ir@liongrouphl.com

ICR, LLC
William Zima
Tel: +1 203 682 8233
Email: ir@liongrouphl.com